                                                                                                  EXHIBIT 12.1

                                                 VALERO ENERGY CORPORATION
                                    COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                                                  (Dollars in Thousands)

                    Six Months
                      Ended      Year Ended          Year Ended                 Year Ended            Year Ended
                     June 30,   December 31,     December 31, 1994          December 31, 1993         December 31,
                       1996         1995      Pro Forma<F1> Historical   Pro Forma<F1> Historical    1992       1991

Pretax income from
 continuing
 operations. . . . . $ 61,855     $ 95,138      $ 31,289     $ 42,782      $ 76,698     $ 68,224   $131,419   $146,367
Add (Deduct):
 Net interest
  expense <F4> . . .   48,929      101,222        98,695       76,921        89,413       37,182     30,423     12,540
 Amortization of
  previously
  capitalized
  interest . . . . .    3,028        6,820         6,847        6,282         6,300        4,998      4,544      3,457
 Interest portion
  of rental
  expense <F2> . . .    8,112       13,251         8,259        6,695         8,003        4,316      4,214      3,913
 Distributions
  (less than)/in
  excess of equity
  in earnings of
  VNGP, L.P. <F3>. .     -            -             -          18,968          -          (4,970)    (1,067)     1,030
 Distributions
  (less than)
  equity in
  earnings of
  joint
  ventures <F4>. . .     (821)      (4,304)       (2,437)      (2,437)         -            -          -          -
   Earnings as
     defined . . . . $121,103     $212,127      $142,653     $149,211      $180,414     $109,750   $169,533   $167,307

Net interest
 expense <F4>. . . . $ 48,929     $101,222      $ 98,695     $ 76,921      $ 89,413     $ 37,182   $ 30,423   $ 12,540
Capitalized
 interest. . . . . .    1,537        4,699         2,558        2,365        14,048       12,335     15,853     25,408
Interest portion
 of rental
 expense <F2>. . . .    8,112       13,251         8,259        6,695         8,003        4,316      4,214      3,913
  Fixed charges
   as defined. . . . $ 58,578     $119,172      $109,512     $ 85,981      $111,464     $ 53,833   $ 50,490   $ 41,861

Ratio of earnings
 to fixed
 charges . . . . . .     2.07x        1.78x         1.30x        1.74x         1.62x        2.04x      3.36x      4.00x

<F1>  The pro forma computations reflect the consolidation of VNGP, L.P. and its consolidated subsidiaries
      ("the Partnership") with the Company for all of 1994 and 1993.

<F2>  The interest portion of rental expense represents one-third of rents, which is deemed representative of the interest portion of rental expense.

<F3>  Represents the Company's undistributed equity in earnings or distributions in excess of equity in earnings of the Partnership for the periods prior to and including May 31, 1994.  On May 31, 1994, the Merger of the Partnership with the Company was consummated and the Partnership became a wholly owned subsidiary of the Company.

<F4>  The Company has guaranteed its pro rata share of the debt of Javelina Company, an equity method investee in which the Company holds a 20% interest.  The interest expense related to the guaranteed debt is not included in the computation of the ratio as the Company has not been required to satisfy the guarantee nor does the Company believe that it is probable that it would be required to do so.

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